Exhibit 11
Nano-Proprietary, Inc.
Computation of Income (Loss) Per Share

	Three Months ended March 31,
	2007	2006

Computation of loss per common share:

Net loss applicable to common shares	$(1,345,887)	$(1,794,166)

Weighted average number of common shares	104,289,473	100,017,273

Net income (loss) per common share	$(0.01)	$(0.02)

Computation of income ( loss ) per common
share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.